                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                  SCHEDULE TO/A
                                 (RULE 14d-100)

                  TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
               OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 3)

                               RENT-A-CENTER, INC.
                       (Name of Subject Company (Issuer))

                          RENT-A-CENTER, INC. (ISSUER)
    (Names of Filing Persons (Identifying Status as Offeror, Issuer or Other
                                    Person))

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   76009N 10 0
                      (CUSIP Number of Class of Securities)

                                 MARK E. SPEESE
                            CHAIRMAN OF THE BOARD AND
                             CHIEF EXECUTIVE OFFICER
                              5700 TENNYSON PARKWAY
                                   THIRD FLOOR
                               PLANO, TEXAS 75024
                            TELEPHONE: (972) 801-1100
                 (Name, Address and Telephone Numbers of Person
                        Authorized to Receive Notices and
                   Communications on Behalf of Filing Persons)

                                    Copy to:
                             THOMAS W. HUGHES, ESQ.
                         WINSTEAD SECHREST & MINICK P.C.
                                 1201 ELM STREET
                             5400 RENAISSANCE TOWER
                               DALLAS, TEXAS 75270
                            TELEPHONE: (214) 745-5201

                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
TRANSACTION VALUATION*                                    AMOUNT OF FILING FEE**
--------------------------------------------------------------------------------
     $145,200,000                                                $11,747
--------------------------------------------------------------------------------

*Calculated solely for the purpose of determining the amount of the filing fee, based upon the purchase of 2,200,000 shares of common stock, par value $0.01 per share, at the maximum tender offer price of $66.00 per share.

**Previously paid.

         [ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                    Amount Previously Paid:              Filing Party:
                                              --------                 ---------

                    Form or Registration No.:            Date Filed:
                                              --------                 ---------

         [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         [ ] Check the appropriate boxes below to designate any transactions to which the statement relates:

                  [ ]      third-party tender offer subject to Rule 14d-1.

                  [X]      issuer tender offer subject to Rule 13e-4.

                  [ ]      going-private transaction subject to Rule 13e-3.

                  [ ]      amendment to Schedule 13D under Rule 13d-2.

                  Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                                  SCHEDULE TO/A

         This Amendment No. 3 to Tender Offer Statement on Schedule TO relates to the offer by Rent-A-Center, Inc., a Delaware corporation, to purchase up to 2,200,000 shares, or such lesser number of shares as are properly tendered, of its common stock, $0.01 par value per share, at a price not greater than $66.00 nor less than $60.00 per share, net to the seller in cash, without interest, as specified by stockholders tendering their shares. Rent-A-Center's offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 28, 2003, and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the tender offer. This Amendment No. 3 amends and supplements the Statement on Schedule TO originally filed on April 28, 2003, and amended in certain respects on May 2 and May 6, 2003. This Amendment No. 3 to the Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended.

         The responses to the items of the Schedule TO filed April 28, 2003, as amended May 2 and May 6, 2003, are hereby amended and supplemented as follows:

Item 1.  Summary Term Sheet.

1. The second to the last sentence under the paragraph "Summary - What will the purchase price for the shares be and what will be the form of payment?" is amended by changing the phrase "as soon as practicable" to "promptly".

2. The second and third bullet points under the paragraph "Summary - In what order will you purchase the tendered shares?" are amended as follows:

         o second, after purchasing the shares from the "odd lot" holders, from all other stockholders who properly tender shares at or below the purchase price selected by us (including participants in our 401(k) Plan and stockholders who tendered subject to the condition that a specified minimum number of the holder's shares be purchased as described in
                  Section 6, and whose condition was satisfied), on a pro rata basis; and

         o third, only if necessary to permit us to purchase 2,200,000 shares (or such greater number of shares as we may elect to purchase, subject to applicable law), from holders who have tendered shares conditionally (for which the condition was not initially satisfied) by random lot, to the extent feasible. To be eligible for purchase by random lot, stockholders whose shares are conditionally tendered must have tendered all of their shares.

3. The first sentence under the paragraph "Summary - When and how will you pay me for the shares I tender?" is amended by changing the phrase "as soon as practicable" to "promptly".

Item 4. Terms of the Transaction.

1. The second and third bullet points under the heading "Introduction" are amended as follows:

         o second, after purchasing the shares from the "odd lot" holders, from all other stockholders who properly tender shares at or below the purchase price selected by us (including participants in our 401(k) Plan and stockholders who tendered subject to the condition that a specified minimum number of the holder's shares be purchased as described in
                  Section 6, and whose condition was satisfied), on a pro rata basis; and

         o third, only if necessary to permit us to purchase 2,200,000 shares (or such greater number of shares as we may elect to purchase, subject to applicable law), from holders who have tendered shares conditionally (for which the condition was not initially satisfied) by random lot, to the extent feasible. To be eligible for purchase by random lot, stockholders whose shares are conditionally tendered must have tendered all of their shares.

2. The third sentence of the fourth paragraph under the heading "1. Number of Shares; Proration." is amended by changing the phrase "as soon as practicable following" to "promptly after".

3. The second and third bullet points under the paragraph "1. Number of Shares, Proration. - Priority of Purchases" are amended as follows:

         o second, after purchasing the shares from the "odd lot" holders, from all other stockholders who properly tender shares at or below the purchase price selected by us (including participants in our 401(k) Plan and stockholders who tendered subject to the condition that a specified minimum number of the holder's shares be purchased as described in
                  Section 6, and whose condition was satisfied), on a pro rata basis; and

         o third, only if necessary to permit us to purchase 2,200,000 shares (or such greater number of shares as we may elect to purchase, subject to applicable law), from holders who have tendered shares conditionally (for which the condition was not initially satisfied) by random lot, to the extent feasible. To be eligible for purchase by random lot, stockholders whose shares are conditionally tendered must have tendered all of their shares.

4. The first sentence of the first paragraph under the heading "1. Number of Shares; Proration.-Proration." is amended to change the phrase "as soon as practicable following" to "promptly after".

5. The fourth sentence of the first paragraph under the heading "1. Number of Shares; Proration.-Proration." is amended to change the phrase "as promptly as practicable" to "promptly".

6. The first sentence under the heading "3. Procedures for Tendering Shares.-Return of Unpurchased Shares" is amended to change the phrase "as soon as practicable" to "promptly".

7. The third sentence of the paragraph under the heading "3. Procedures for Tendering Shares. - Determination of Validity; Rejection of Shares; Waiver of Defects; No Obligation to Give Notice of Defects" is deleted and replaced with three sentences to read as follows:

                  We reserve the absolute right to waive any of the conditions of the tender offer, which waiver will apply to all properly tendered shares. We also reserve the right to waive any defect or irregularity in any tender with respect to any particular shares or any particular stockholder. Our interpretation of the terms of the tender offer will be final and binding on all parties.

8. The second sentence of the third paragraph under the heading "5. Purchase of Shares and Payment of Purchase Price." is amended to replace the phrase "as soon as practicable" to "promptly after the expiration date".

9. The first sentence of the fifth paragraph under the heading "5. Purchase of Shares and Payment of Purchase Price." is amended by changing the phrase "as soon as practicable" to "promptly."

10. The first sentence of the first paragraph under the heading "7. Conditions of the Offer." is amended to read as follows:

                           Notwithstanding any other provision of the tender
                  offer, we will not be required to accept for payment, purchase or pay for any shares tendered, and may terminate or amend the tender offer or may postpone the acceptance for payment of or the payment for shares tendered, subject to Rule 13e-4(f) under the Exchange Act, if at any time on or after the commencement of the tender offer and before the expiration date any of the following events has occurred (or has been reasonably determined by us to have occurred):

11. The fourth and eighth bullet points under the heading "7. Conditions of the Offer." are amended to insert the following before the semicolon:

                  as described in Section 2 - Purpose of the Offer; Certain Effects of the Offer - Purpose of the Offer

12. The sixth bullet point on page 21 under the heading "7. Conditions of the Offer." is amended as follows:

                  any decrease of 10% or more in the market price for our common stock or a 10% or greater decrease in the New York Stock Exchange Index, the Nasdaq Composite Index, the Dow Jones Industrial Average or the S&P 500 Composite Index, between the close of business on April 24, 2002, the last full trading day before the announcement of our intention to commence the tender offer, and the close of trading on the last trading day prior to the expiration of the tender offer, or any changes in the general political, market, economic or financial conditions in the United States or abroad that could have, in our reasonable judgment, a material adverse effect on our or our subsidiaries' business, condition (financial or otherwise), income, operations or prospects, taken as a whole, or on the benefits of the tender offer to us as described in
                  Section 2 - Purpose of the Offer; Certain Effects of the Offer
                  - Purpose of the Offer;

13. The thirteenth bullet point on page 21 under the heading "7. Conditions of the Offer." is amended to insert the following before the semicolon:

                  as described in Section 2 - Purpose of the Offer; Certain Effects of the Offer - Purpose of the Offer

14. The first sentence in the last paragraph under the heading "7. Conditions of the Offer." is amended to read as follows:

                           The conditions referred to above are for our sole
                  benefit and may be asserted by us regardless of the circumstances giving rise to any condition (including any action or inaction by us), and may be waived by us, in whole or in part, at any time prior to the expiration of the tender offer, in our reasonable discretion and to the extent permitted by applicable law; all conditions must be satisfied or waived prior to the expiration of the tender offer.

Item 7. Source and Amount of Funds or Other Consideration.

1. The fourth sentence of the paragraph under the heading "9. Source and Amount of Funds; Recapitalization Transactions.-Source and Amount of Funds" is amended as follows:

                  The terms of our existing senior credit facilities would not permit us to consummate the tender offer and the repurchase of shares from Apollo; the tender offer is conditioned upon the successful refinancing of our current credit facilities and the offering of our senior subordinated notes described below.

Item 11. Additional Information.

1. The Letter of Transmittal is amended by deleting item (d) of the stockholder's representations and warranties found on page 4 of the Letter of Transmittal and replacing it with the following:

             (d) the undersigned agrees to all of the terms of the tender offer.

Exhibits.

(a)(1)(i)     Offer to Purchase, dated April 28, 2003.

(a)(1)(ii)    Letter of Transmittal.

(a)(1)(iii)   Letter to Stockholders, dated April 28, 2003.

(a)(1)(iv) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vi)    Letter to Participants in Our 401(k) Plan.

(a)(5)(i) Press Release, dated April 25, 2003, Rent-A-Center, Inc. Announces Plan to Refinance Its Senior Debt and Repurchase Shares.

(a)(5)(ii) Press Release, dated April 25, 2003, Rent-A-Center, Inc. Announces Plans to Conduct Modified Dutch Auction Tender Offer.

(a)(5)(iii) Press Release, dated April 28, 2003, Rent-A-Center, Inc. Announces Commencement of Its Modified Dutch Auction Tender Offer.

(a)(5)(iv)    Form of Summary Advertisement.

(a)(5)(v) Press Release, dated May 1, 2003, Rent-A-Center, Inc. to Issue $300 Million of Senior Subordinated Notes due 2010 at 7.5% Interest.

(a)(5)(vi) Press Release, dated May 1, 2003, Rent-A-Center, Inc. Announces Reduction in Senior Term Debt Sought.

(a)(5)(vii) Press Release, dated May 6, 2003, Rent-A-Center, Inc. Purchases 11% Senior Subordinated Notes Pursuant to Early Tender Provisions of Tender Offer; Closes Offering of 7.5% Senior Subordinated Notes Due 2010.

(a)(5)(viii)  Letter to stockholders of record mailed May 6, 2003.

(d)(1) Stock Purchase Agreement, dated April 25, 2003, by and among Apollo Investment Fund IV, L.P., Apollo Overseas Partners IV, L.P. and Rent-A-Center, Inc.

(d)(2) Third Amended and Restated Stockholders Agreement, dated as of December 31, 2002, by and among Apollo Investment Fund IV, L.P., Apollo Overseas Partners IV, L.P., Mark E. Speese, Rent-A-Center, Inc., and certain other persons.

(d)(3) Registration Rights Agreement, dated August 5, 1998, by and between Renters Choice, Inc., Apollo Investment Fund IV, L.P., and Apollo Overseas Partners IV, L.P., related to the Series A Convertible Preferred Stock.

(d)(4) Second Amendment to Registration Rights Agreement, dated as of August 5, 2002, by and among Rent-A-Center, Inc., Apollo Investment Fund IV, L.P. and Apollo Overseas Partners IV, L.P.

(d)(5) Third Amendment to Registration Rights Agreement, dated as of December 31, 2002, by and among Rent-A-Center, Inc., Apollo Investment Fund IV, L.P., and Apollo Overseas Partners IV, L.P.

(d)(6)        Amended and Restated Rent-A-Center, Inc. Long-Term Incentive Plan.

                                    SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 9, 2003                     Rent-A-Center, Inc.

                                       By: /s/ MITCHELL E. FADEL
                                          --------------------------------------
                                          Name: Mitchell E. Fadel
                                          Title: President and Chief Operating
                                                 Officer

                                  EXHIBIT INDEX

EXHIBIT
NUMBER        DESCRIPTION
-------       -----------
(a)(1)(i)*    Offer to Purchase, dated April 28, 2003.

(a)(1)(ii)*   Letter of Transmittal.

(a)(1)(iii)*  Letter to Stockholders, dated April 28, 2003.

(a)(1)(iv)*   Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
              Other Nominees.

(a)(1)(v)*    Letter to Clients for use by Brokers, Dealers, Commercial Banks,
              Trust Companies and Other Nominees.

(a)(1)(vi)*   Letter to Participants in Our 401(k) Plan.

(a)(5)(i)*    Press Release, dated April 25, 2003, Rent-A-Center, Inc. Announces
              Plan to Refinance Its Senior Debt and Repurchase Shares.

(a)(5)(ii)*   Press Release, dated April 25, 2003, Rent-A-Center, Inc. Announces
              Plans to Conduct Modified Dutch Auction Tender Offer.

(a)(5)(iii)*  Press Release, dated April 28, 2003, Rent-A-Center, Inc. Announces
              Commencement of Its Modified Dutch Auction Tender Offer.

(a)(5)(iv)*   Form of Summary Advertisement.

(a)(5)(v)*    Press Release, dated May 1, 2003, Rent-A-Center, Inc. to Issue
              $300 Million of Senior Subordinated Notes due 2010 at 7.5%
              Interest.

(a)(5)(vi)*   Press Release, dated May 1, 2003, Rent-A-Center, Inc. Announces
              Reduction in Senior Term Debt Sought.

(a)(5)(vii)*  Press Release, dated May 6, 2003, Rent-A-Center, Inc. Purchases
              11% Senior Subordinated Notes Pursuant to Early Tender Provisions of Tender Offer; Closes Offering of 7.5% Senior Subordinated Notes
              Due 2010.

(a)(5)(viii)* Letter to stockholders of record mailed May 6, 2003.

(d)(1)*       Stock Purchase Agreement, dated April 25, 2003, by and among
              Apollo Investment Fund IV, L.P., Apollo Overseas Partners IV, L.P.
              and Rent-A-Center, Inc.

(d)(2)(1)     Third Amended and Restated Stockholders Agreement, dated as of
              December 31, 2002, by and among Apollo Investment Fund IV, L.P.,
              Apollo Overseas Partners IV, L.P., Mark E. Speese, Rent-A-Center,
              Inc., and certain other persons.

(d)(3)(2) Registration Rights Agreement, dated August 5, 1998, by and between Renters Choice, Inc., Apollo Investment Fund IV, L.P., and
              Apollo Overseas Partners IV, L.P., related to the Series A
              Convertible Preferred Stock.

(d)(4)(3)     Second Amendment to Registration Rights Agreement, dated as of
              August 5, 2002, by and among Rent-A-Center, Inc., Apollo
              Investment Fund IV, L.P. and Apollo Overseas Partners IV, L.P.

(d)(5)(4)     Third Amendment to Registration Rights Agreement, dated as of
              December 31, 2002, by and among Rent-A-Center, Inc., Apollo
              Investment Fund IV, L.P., and Apollo Overseas Partners IV, L.P.

(d)(6)(5)     Amended and Restated Rent-A-Center, Inc. Long-Term Incentive Plan.

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*  Previously filed.

(1) Incorporated herein by reference to Exhibit 10.6 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2002.

(2) Incorporated herein by reference to Exhibit 10.22 to the registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998.

(3) Incorporated herein by reference to Exhibit 10.10 to the registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998.

(4) Incorporated herein by reference to Exhibit 10.9 to the registrant's Annual Report on Form 10-K for the year ended December 31, 2002.

(5) Incorporated herein by reference to Exhibit 99.1 to the registrant's Post-Effective Amendment No. 1 to Form S-8 dated as of December 31, 2002.